April 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Registration Statement on Form S-4 Filed February 2, 2024 File No. 333-276849	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Dear Mr. Grana and Ms. Park:

On behalf of Golden Arrow Merger Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 29, 2024 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-4, filed by the Company on February 2, 2024.

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been provided to the Commission.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Form S-4 filed February 2, 2024

Cover Page

1.	Please revise here and throughout the registration statement to disclose the conversion mechanism, including the exchange ratio, as well as the number of shares of common stock, RSUs or warrants of the Post-Combination Company, as applicable, that each of the following securities would convert into at the closing of the business combination:

●	shares of Bolt Threads common stock;

●	options to purchase Bolt Threads common stock;

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

●	awards of restricted stock units relating to shares of Bolt Threads Common Stock granted under Bolt Threads’ existing equity plans;

●	warrants to purchase Bolt Threads preferred stock; and

●	shares of Class B common stock of GAMC.

Further, please disclose the total outstanding principal and accrued interest under the Company Convertible Notes, the shares of Bolt Threads preferred stock, the number of Class B common stock of GAMC, the number of options to purchase Bolt Threads common stock, the number of awards of restricted stock units relating to shares of Bolt Threads Common Stock granted under Bolt Threads’ existing equity plans, and the number of warrants to purchase Bolt Threads preferred stock that are currently outstanding.

Response: In response to the Staff’s comment, the disclosure on the cover page and page 13 of Amendment No. 1 to the Registration Statement has been revised.

2.	Please revise to disclose the date by which you must complete the business combination or liquidate. Please also disclose the per share merger consideration as of a recently practicable date.

Response: Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 to the Registration Statement has been revised.

3.	Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of the PIPE investors. Please also clarify whether the total expected ownership of the Sponsor following the transaction is inclusive of any investments the Sponsor plans to make through the financing transactions, such as the PIPE investment.

Response: Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 to the Registration Statement has been revised.

4.	We note your disclosure on page 52 that the Post-Combination Company directors and executive officers and their affiliates “may be able to exercise significant influence over matters requiring stockholder approval” and that is these stockholders act together, they could “use their voting influence” to maintain, support or reject proposals that are subject to stockholder approval. Please disclose on the cover page and in the prospectus summary whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may not elect to comply with certain corporate governance requirements.

Response: Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 to the Registration Statement has been revised to clarify that the company will not be considered a “controlled company” as defined under the Nasdaq listing rules.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

Questions and Answers about the Business Combination, page 8

5.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: Response: In response to the Staff’s comment, the disclosure on pages 71 to 72 of Amendment No. 1 to the Registration Statement has been revised.

Q: Why is GAMC proposing the Business Combination Proposal?, page 9

6.	We note your disclosure that GAMC stockholders elected to redeem 26,649,519 shares of GAMC Class A common stock in connection with the shareholder vote to approve the First Extension on March 15, 2023 and the redemption of 1,522,544 shares of GAMC Class A common stock in connection with the vote to approve the Second Extension on December 12, 2023. Please amend your disclosure in the summary, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.

Response: Response: In response to the Staff’s comment, the disclosure on page 15, 23, and 66 of Amendment No. 1 to the Registration Statement has been revised.

Q: How much dilution may non-redeeming GAMC stockholders experience in connection with the Business Combination and what equity stake.., page 11

7.	Please revise to disclose the total potential ownership in the Post-Combination Company of public stockholders, the Sponsor and GAMC Independent Directors, Former Bolt Threads Securityholders, and others, assuming the exercise and conversion of all securities.

Response: Response: In response to the Staff’s comment, the disclosure on page 11 to 13 of Amendment No. 1 to the Registration Statement has been revised.

8.	Please revise to disclose the effective underwriting fees to be paid to BTIG on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the disclosure on page 13 of Amendment No. 1 to the Registration Statement has been revised.

9.	We note your disclosure on page 61 relating to the per share value of the Post-Combination Company common stock. Revise your disclosure in this section and on page 61 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company.

Response: In response to the Staff’s comment, the disclosure on pages 11 to 13, 56 to 58 and 67 to 68 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

10.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including any earnout shares and convertible securities at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise your risk factor disclosure on page 51 accordingly.

Response: In response to the Staff’s comment, the disclosure on pages 11 to 13 and 56 to 58 of Amendment No. 1 to the Registration Statement has been revised.

Q: What vote is required to approve the proposals presented at the special meeting of stockholders? page 13

11.	Please revise to clarify that the proposal for the election of directors who will be the directors of the combined company after the business combination is a proposal that can only be approved by the holders of GAMC Class B common stock, and explain that the Sponsor and other Initial Stockholders hold such shares.

Response: In response to the Staff’s comment, the disclosure on page 14 of Amendment No. 1 to the Registration Statement has been revised.

Q: What interests do GAMC’s current officers and directors have in the Business Combination? page 14

12.	Please revise to disclose the price per share paid by the Sponsor and officers and directors of GAMC for the Founder Shares. Please also disclose any out-of-pocket expenses incurred by the GAMC Board.

Response: In response to the Staff’s comment, the disclosure on page 15 of Amendment No. 1 to the Registration Statement has been revised.

Q. Did the GAMC Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 15

13.	We note that you did not obtain a third-party valuation or fairness opinion in connection with your determination to approve the Business Combination. Please disclose any discussions related to obtaining a fairness opinion for the business combination and discuss the basis for the GAMC Board determining it was not necessary to obtain a fairness opinion for the business combination.

Response: In response to the Staff’s comment, the disclosure on page 16 of Amendment No. 1 to the Registration Statement has been revised.

Summary of the Proxy Statement/Prospectus, page 21

14.	Please amend your disclosure to provide a diagram of the post-business combination structure of the combined company, including ownership percentages of the relevant parties.

Response: In response to the Staff’s comment, the disclosure on page 27 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

Cautionary Note Regarding Forward-Looking Statements, page 32

15.	We note your statements on this page that investors “should not place undue reliance” on the forward-looking statements in deciding how to vote their shares of GAMC common stock on the proposals set forth in the proxy statement. Please revise this statement to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

Response: In response to the Staff’s comment, the disclosure on page 35 of Amendment No. 1 to the Registration Statement has been revised.

Risk Factors, page 34

16.	Disclose the material risks to unaffiliated investors presented by taking Bolt Threads public through a business combination rather than an underwritten offering. For example, these risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the disclosure on pages 38 to 39 of Amendment No. 1 to the Registration Statement has been revised.

17.	We note your disclosure on page 191 that the Proposed Certificate of Incorporation and Amended and Restated Bylaws will provide indemnification and advancement of expenses for the Post-Combination Company’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions, which in some cases, “may be broader than the specific indemnification provisions contained under Delaware law.” Please discuss the risk to investors stemming from these indemnification provisions.

Response: In response to the Staff’s comment, the disclosure on pages 206 to 207 of Amendment No. 1 to the Registration Statement has been revised.

We currently rely on a single manufacturing partner and manufacturing facility for the production of b-silk and in the future intend... , page 39

18.	We note from the service agreement with Laurus Bio filed as exhibit 10.22 that Laurus Bio has its registered offices in Bangalore, India. Please advise whether the Laurus Bio Facility is also located in Bangalore, and if so, revise to discuss risks related to the manufacture of b-silk in India.

Response: In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 to the Registration Statement has been revised.

19.	We note your disclosure on page 39 that you “expect to enter into manufacturing agreements with multiple manufacturers to increase the supply of b-silk and limit [y]our reliance on any one manufacturing partner” and on page 140 that you are currently in the process of validating a second supplier and evaluating a third supplier. You also disclose on page 40 that you “outsource the production of b-silk to third party manufacturing partners.” Please revise to reconcile your disclosure, if true, to clarify that Bolt Threads currently relies on one manufacturing partner accordingly.

Response: In response to the Staff’s comment, the disclosure on pages 36, 37, 38, 42, 43, 45, 46 and 53 of Amendment No. 1 to the Registration Statement has been revised to clarify that Bolt Threads currently has one manufacturing partner.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may.., page 40

20.	We note your disclosure that “for the year ended December 31, 2022 and the nine months ended September 30, 2023, [y]our top four customers accounted for 99% of [y]our total revenue.” You also disclose that all purchase orders made by customers occurred under specified multi-year minimum contractual purchase obligations. Please revise to provide a breakdown of the percentages that each of your top four customers accounted for of your total revenue, identify your top customers, and disclose whether these four customers are located in the same market, and if so, disclose the risks to investors stemming from market concentration. Please also provide a brief description of the material terms of your agreements with such customers, such as the minimum purchase requirements and termination provision. If material, please also file the agreements as exhibits to the registration statement as required by Item 601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the disclosure on pages 43 to 44 of Amendment No. 1 to the Registration Statement has been revised.

With respect to the portion of the Staff’s comment regarding the applicability of Item 601(b)(10) for any of Bolt Threads’ customer contracts, Bolt Threads respectfully advises the Staff that the purchase agreement (the “Purchase Agreement”) entered into between Bolt Threads and Vegamour, Inc. (“Vegamour”) is not material to Bolt Threads. Although Vegamour represented 99% of Bolt Threads’ revenue in 2023, as indicated in the revised disclosure in the Registration Statement, Bolt Threads believes this concentration for 2023 was primarily attributable to its limited history of commercial operations and limited revenue, as well as buying patterns from Vegamour that Bolt Threads does not expect to continue past 2023. Bolt Threads’ current internal sales forecasts contemplate that Vegamour will represent approximately [***]%, [***]%, and [***]% of revenue in 2024, 2025 and 2026, respectively. As a result of the forgoing analysis, Bolt Threads respectfully submits that the Purchase Agreement is not a material agreement of the type specified under Item 601(b)(10) of Regulation S-K and, as a result, it is not required to be filed as an exhibit to the Registration Statement.

Item 601(b)(10)(i) of Regulation S-K generally provides that a registrant must file every contract made outside of the ordinary course of business that is material to the registrant. In addition, Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” Bolt Threads respectfully advises the Staff that the Purchase Agreement is not entered into outside the ordinary course of business.

Further, of the categories of agreements specified by Item 601(b)(10)(ii) of Regulation S-K, Bolt Threads respectfully advises the Staff that the only category of agreement relevant to the Purchase Agreement is contained in subsection (B) of Item 601(b)(10)(ii), which generally provides that a contract entered into in the ordinary course of business need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any…license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Bolt Threads respectfully advises the Staff that it is not substantially dependent on the Purchase Agreement. While the percentage of revenue attributable to Vegamour in 2023 was significant as a percentage of total revenue, Bolt Threads was still in early stages for commercialization of b-silk. Additionally, going forward, Bolt Threads forecasts that Vegamour’s percentage share of revenue will substantially decrease as discussed above. For the foregoing reasons, Bolt Threads does not believe that its business is substantially dependent on the Purchase Agreement and therefore is not required to file the Purchase Agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

The Second Extension contravenes Nasdaq rules and, as a result, may lead Nasdaq to suspend trading..., page 54

21.	We note your disclosure on page 54 that your Second Extension does not comply with Nasdaq listing rules and there is a risk that GAMC may be subject to delisting by Nasdaq if it does not complete the business combination by March 19, 2024. Please expand your disclosure to discuss how you plan to regain compliance with the Nasdaq listing requirements.

Response: In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 to the Registration Statement has been revised.

A new 1% U.S. federal excise tax could be imposed on GAMC..., page 65.

22.	Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully advises the Staff that it does not believe the above-mentioned risk factor is applicable as the proceeds placed in the trust account in connection with its initial public offering and any extension payments, as well as any interest earned thereon, will not be used to pay for any excise tax payable pursuant to the Inflation Reduction Act of 2022.

The Proposed Certificate of Incorporation will provide, subject to limited exceptions, that the Court of Chancery..., page 68

23.	We note your disclosure that the forum selection provision in your Proposed Certificate of Incorporation may have the effect of discouraging lawsuits against the combined company and its directors, officers or other employees. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the disclosure on page 75 of Amendment No. 1 to the Registration Statement has been revised.

Basis of Pro Forma Presentation, page 71

24.	Please revise your disclosures in the initial paragraph to comply with the presentation and recognition requirements in Article 11-02 of Regulation S-X. In this regard, we note your reference to adjustments being required to be factually supportable and expected to have a continuing impact on the results, which are inconsistent with the requirements in Article 11-02 of Regulation S-X. As part of your response, confirm to us that you have reflected adjustments that are not expected to have a continuing impact and have disclosed as such in a note explaining the adjustment, as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 78 of Amendment No. 1 to the Registration Statement has been revised. The Company also confirms that the adjustments reflected in the pro forma financial statements are not expected to have a continuing impact on the results of the Post-Combination Company.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

25.	Please revise your tabular presentation regarding the post-combination ownership upon closing to only include those shares that will be outstanding and include all dilutive securities in a separate table or footnote disclosure by type and by holder. Also, separately present the shares to be acquired for the PIPE in accordance with the Subscription Agreements and separately present those shares to be acquired by related parties versus third parties. In this regard, it is unclear whether the no additional redemptions scenario appropriately considers the number of shares to be acquired under the Subscription Agreement with the Sponsor, as no additional public shares are redeemed. Address this comment for adjustment f to the pro forma balance sheets. Finally, ensure the note for the number of shares to be held by Bolt Threads securityholders clearly explains how the number of shares to be outstanding was calculated along with the disclosures for the dilutive securities. Address this comment for the same presentation presented elsewhere in the Form S-4.

Response: In response to the Staff’s comment, the disclosure on page 79 and 80 of Amendment No. 1 to the Registration Statement has been revised. With regard to the question relating to if the no additional redemptions scenario considers the number of shares to be acquired by the Sponsor, the Company has expanded footnote (3) to the table on page 79 to better describe how this calculation is done and assumptions made within the table.

Unaudited Pro Forma Condensed Combined Financial Information Joint Venture, page 71

26.	We note your disclosure that in December 2023, Bolt Threads entered into a nonbinding term sheet with a joint venture partner through which Bolt Threads expects to have the opportunity to monetize its intellectual property, equipment, and inventory related to Mylo. Please expand your disclosure relating to the joint venture, including but not limited to, the identity of the joint venture partner, date on which the parties entered into the term sheet, each parties’ rights and obligations, any upfront fees and the aggregate amounts paid or received to date, and whether you expect to have a controlling interest.

Response: In response to the Staff’s comment, the Company advises the Staff that this joint venture is no longer in active negotiations, and all references relating to this potential joint venture transaction have been removed throughout the Amendment No. 1 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss, page 78

27.	Regarding adjustment cc, we note the disclosures provided on page F-103 that as of September 30, 2023, there is $15.4 million of unrecognized stock-based compensation expense for the RSUs, of which $8.5 million at the date of the liquidity event with $6.9 million to be recognized over the service period or when the performance condition is considered probable. As the liquidity event is considered met as of January 1, 2022, for the current pro forma presentation, provide an adjustment and related disclosure for the additional compensation expense that would be recognized for the periods presented. The footnote disclosure should clearly explain how the adjustment was calculated.

Response: In response to the Staff’s comment, the disclosure on page 85 and 86 of Amendment No. 1 to the Registration Statement has been revised. This adjustment is now tickmark bb, with expanded disclosures to describe how the pro forma expense relating to RSU was calculated.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

28.	Please include an adjustment for the remaining GMAC transaction costs that have not yet been recognized in the historical statement of operations. Refer to adjustment g to the pro forma balance sheets.

Response: In response to the Staff’s comment, the disclosure on page 82 of Amendment No. 1 to the Registration Statement has been revised. Please refer to tickmark f which includes remaining GAMC transaction costs and now includes additional disclosures regarding the amount of GAMC transaction costs which have been paid and included in the historical financial statements.

29.	Please provide all of the disclosures required by ASC 260-10-50-1 for the basic and diluted per share computations for each period presented. Refer to Article 11- 02(a)(9) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure on page 88 of Amendment No. 1 to the Registration Statement has been revised. The Company has added a table to show securities which were excluded from the pro forma net loss per share due to their anti-dilutive effect. In addition, the Company notes that it will not have instruments with dilutive effects on a combined pro forma basis, therefore a reconciliation of the numerator and denominator of the basic and diluted per-share computations will not be disclosed.

The Background of the Business Combination, page 89

30.	We note your disclosure on page 90 that representatives of GAMC considered and evaluated over 100 potential acquisition targets in a wide variety of industry sectors and engaged in discussions with owners or management team members of over 50 such potential targets. Please specify the number of potential targets that GAMC engaged in discussions with and expand your disclosure relating to the individuals and entities who contacted GAMC, the process by which GAMC’s management narrowed down the pool of potential targets, and clarify whether Bolt Threads was included as of the more than fifty potential targets evaluated. Discuss the level of diligence GAMC performed in assessing each of the potential business combination targets and expand your disclosure relating to the Board’s reasons for reaching its conclusion not to pursue each of the potential business combination targets.

Response: In response to the Staff’s comment, the disclosure on pages 96 to 99 of Amendment No. 1 to the Registration Statement has been revised.

31.	Please revise your disclosure to address the following issues:

●	We note your disclosure on page 90 that “[f]rom the date of the IPO through October 4, 2023, representatives of GAMC submitted non-binding letters of intent to two potential acquisition targets following evaluation of, and discussions with, each such potential acquisition target.” Please revise to provide a more precise date of when representatives of GAMC submitted letters of interest to each of the potential acquisition targets and disclose the material terms of such letters of intent;

●	Please expand your disclosure to discuss the basis of the GAMC board’s conclusion that there was a substantial gap between GAMC and one of the targets on valuation without commissioning a fairness opinion;

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

●	Please describe how Bolt Threads was identified as a potential target and by whom;

●	Revise to discuss how the negotiation with Bolt Threads was initiated, including the dates on which BTIG contacted GAMC management to introduce Bolt Threads and the parties held an introductory call; and

●	Please identify the individuals and/or parties who participated the meetings and discussion described throughout this section. By way of example only, please identify the representatives who participated in the introductory call to explore the potential business combination.

Response: In response to the Staff’s comment, the disclosure on pages 96 to 99 of Amendment No. 1 to the Registration Statement has been revised.

32.	We note your disclosure that Bolt Threads shared additional information with GAMC, including a corporate presentation and financial documents. Please expand your disclosure relating to the information shared with GAMC and clarify whether these materials included any draft projections.

Response: In response to the Staff’s comment, the disclosure on page 98 of Amendment No. 1 to the Registration Statement has been revised.

33.	We note your disclosure on page 91 that on August 13, 2023, GAMC and Bolt Threads executed a letter of intent which contemplated a pre-money enterprise value of Bolt Threads of $250 million, an earnout structure with respect to the shares to be issued to the Sponsor as transaction consideration, the lock-up applicable to Bolt Threads’ stockholders, and the terms under which Bolt Threads could raise additional capital upon signing of a transaction agreement. Please revise to describe how the GAMC Board arrived at an enterprise value of $250 million for Bolt Threads, including underlying assumptions. Please also disclose the consideration given by the GAMC Board to the other transaction features included in the LOI.

Response: In response to the Staff’s comment, the disclosure on page 98 to 99 of Amendment No. 1 to the Registration Statement has been revised.

34.	We note that BTIG, who served as the underwriter in GAMC’s IPO, acted as financial advisor to Bolt Threads in connection with the business combination. Please disclose when Bolt Threads engaged BTIG as its financial advisors, the scope of BTIG’s role and any consideration or payment received by BTIG to serve as the financial adviser. We also refer to your disclosure that GAMC engaged CohnReznick to assist in performing tax and financial due diligence and assessed the risks of the proposed business combination. Please clarify whether CohnReznick prepared any financial due diligence that would constitute a “report, opinion or appraisal materially relating to the transaction” as described by Item 4(b) of Form S-4. If so, please provide us with your analysis and the information required by the item.

Response: In response to the Staff’s comment, the disclosure on page 99 of Amendment No. 1 to the Registration Statement has been revised. In addition, the response to Comment No. 38 is incorporated herein.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

35.	We note that from August 21, 2023 to October 2, 2023, GAMC and Bolt Threads exchanged drafts of the Business Combination Agreement, Bridge Financing Agreement and other ancillary agreements. You also disclose that the initial draft of the Business Combination Agreement circulated on August 21, 2023 incorporated the material terms set forth in the LOI and the preliminary transaction structure of the business combination that was discussed between the legal advisors. Please revise your disclosure to discuss in greater detail the negotiation of the key terms in the Business Combination Agreement and ancillary agreements. Revise to include a discussion of negotiations relating to the material terms of the transaction, including but not limited to the evolution of the transaction structure; merger consideration and equity value of Bolt Threads; lock-up agreements and earnout provisions; and post-closing governance terms. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the disclosure on pages 99 to 102 of Amendment No. 1 to the Registration Statement has been revised.

36.	We note that GAMC’s certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted GAMC’s search for an acquisition target.

Response: In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 1 to the Registration Statement has been revised.

37.	We note your disclosure on page 92 that the initial draft of the Business Combination Agreement included the terms of the PIPE Financing. Please revise to disclose material details of the negotiation of the PIPE Financing, including who selected the potential PIPE investors, whether relationships the PIPE investors have to the SPAC, the sponsor, the target and its affiliates, and how the terms of the PIPE transaction were determined.

Response: In response to the Staff’s comment, the disclosure on page 100 of Amendment No. 1 to the Registration Statement has been revised.

38.	We note that in the course of your review of Bolt Threads, GAMC engaged Dr. Robert Bianchini on September 6, 2023 to perform business due diligence on Bolt Threads. Please clarify whether Mr. Bianchini had any prior relationships with any of GAMC’s or Bolt Threads’ directors and officers for which he received compensation. Please clarify whether Dr. Bianchini prepared any due diligence report or work product in connection with his engagement. If so, please briefly describe such report or work product and provide us with your analysis of whether such report is a “report, opinion or appraisal materially relating to the transaction,” as described by Item 4(b) of Form S-4. If Item 4(b) applies to such report, please provide the information required by Item 1015(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that the Company does not believe that any of the due diligence materials prepared by Dr. Robert Bianchini constitutes a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As disclosed in the Registration Statement, the board of directors of the Company and its representatives reviewed due diligence summaries with respect to Bolt Threads prepared by professional advisors, including Dr. Bianchini, an executive consultant CohnReznick LLP, a tax consultant. The due diligence summaries were prepared by the Company’s professional advisors to assist the Company in its due diligence of certain aspects of Bolt Threads’ business. Neither Dr. Bianchini nor Cohn Reznick LLP or any other third-party diligence providers individually provided a report, opinion or appraisal materially relating to the Business Combination. Any conclusions relating to the Business Combination were those of the Company, its management and its board of directors, not of Dr. Bianchini, Cohn Reznick LLP or any other third-party diligence providers. In response to the Staff’s comment, the Registrant has revised the disclosure on page 100 to clarify these points.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

39.	We refer to your disclosure on page 93 that due to market conditions, the execution of the definitive agreements was postponed and the parties made certain amendments to the Business Combination Agreement, PIPE Subscription Agreements and Bridge Financing Agreement. Please expand your disclosure to discuss the market conditions referenced and include a detailed discussion of the negotiation of and the amendments made to the material terms of the various agreements.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 1 to the Registration Statement has been revised.

40.	We note your disclosure that BTIG will be issued Post-Combination Company common stock as partial compensation in lieu of deferred cash underwriting compensation otherwise due to BTIG at closing for underwriting GAMC’s IPO. Please provide the following disclosure with respect to BTIG:

●	We understand that BTIG, the sole underwriter in your SPAC IPO, intends to waive a portion of the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this partial waiver was obtained and why the partial waiver was agreed to.

●	Please describe what relationship existed between BTIG and GAMC after the close of the IPO, including any financial or merger-related advisory services conducted by BTIG. For example, clarify whether BTIG had any role in the identification or evaluation of business combination targets.

●	Disclose whether BTIG provided you with any reasons for the partial fee waiver. If there was no dialogue and you did not seek out the reasons why BTIG was partially waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify, if true, that BTIG has performed all of its obligations to obtain the fee and therefore is gratuitously waiving the right to be fully compensated.

Response: In response to the Staff’s comment, the disclosure on pages 99 and 102  of Amendment No. 1 to the Registration Statement has been revised.

The GAMC Board’s Reasons for the Approval of the Business Combination, page 93

41.	We note your disclosure on pages 93 and 94 that the GAMC Board considered a variety of uncertainties and risk and other potentially negative factors concerning the Business Combination. Please revise these disclosures to explain how each of these factors were considered by the GAMC Board.

Response: In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 1 to the Registration Statement has been revised.

42.	We note your disclosure on page 94 regarding the interests of GAMC’s directors and officers in the business combination. Please revise to highlight how the GAMC Board considered these material interests in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the disclosure on page 104 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

The Business Combination Agreement, page 97

43.	Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.

Response: In response to the Staff’s comment, the disclosure on pages 108 to 111 of Amendment No. 1 to the Registration Statement has been revised.

Conditions to Closing, page 105

44.	Please revise the conditions to closing to disclose which conditions may be waived. For example, please disclose whether listing the Post-Combination Company securities on Nasdaq is a waivable closing condition. Please also revise your risk factors, as applicable, to address material risks related to closing conditions that may be waived.

Response: In response to the Staff’s comment, the disclosure on pages 115 to 116 of Amendment No. 1 to the Registration Statement has been revised.

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business Combination, page 111

45.	We note that you provide a discussion of the tax consequences of only the exercise of redemption rights. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See Item 4(a)(6) of Form S-4.

Response: In response to the Staff’s comment, the disclosure on page 123 of Amendment No. 1 to the Registration Statement has been revised.

Proposal No. 7 - The NASDAQ Proposal Effect of Proposal on Current Stockholders, page 133

46.	Please revise to further discuss the impact and risk to GAMC stockholders of the dilution resulting from the issuance of the shares of Post-Combination Company Common Stock and GAMC Class A Common Stock.

Response: In response to the Staff’s comment, the disclosure on pages 144 to 145 of Amendment No. 1 to the Registration Statement has been revised.

Information About Bolt Threads, page 137

47.	We note your disclosure that you “estimate that silicone elastomers represent an over $3.3 billion dollar ingredient in beauty and personal care.” Please expand your disclosure to discuss how you arrived at this figure, including disclosure of the products and services that are covered by the $3.3 billion estimate and the portion of this global market that you believe is currently addressable by your products given your current customer base. Please also revise to provide citations to referenced articles and reports, where appropriate.

Response: In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

48.	Please expand your disclosure in this section to clarify the timeline for the development of Bolt Threads’ products since its inception. We note your disclosure that Bolt Threads has more than 13 years of development and more than $300 million invested in the platform’s research and product development. You also disclose that b-silk has been used in formulations sold to consumers since 2019 and your decision in early 2023 to shift the strategic focus away from Mylo to focus exclusively on the commercialization of b-silk instead. Please also balance your disclosure with equally prominent disclosure of the limitations of your platform and challenges you face, including your history of net losses and accumulated deficit.

Response: In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 to the Registration Statement has been revised.

Testing and Certification, page 137

49.	We refer to your disclosure on page 137 that you have built “clinical proof of more than twenty active benefits.” Please revise your disclosure of the various tests and certifications in this section to provide additional information regarding the specific trials. For example, for each trial, clarify who conducted the clinical trial; discuss the scope, size and design of the trial, including when the trial was held; specify the primary endpoint; the criteria used for the enrollment of participants; whether the trial was powered to show statistical significance, and if so, the p-value; whether any adverse events were observed, and if so, the number of participants who experienced them; and revise your characterizations for the blind comparison test on page 138 to discuss the data and the results. Please also disclose the significance of and differences between the Credo and Sephora performance standard comparison measurement methods.

Response: In response to the Staff’s comment, the disclosure on pages 149 to 152 of Amendment No. 1 to the Registration Statement has been revised. In connection with these revisions, the Company and Bolt Threads also supplementally note to the Staff that (i) the Registration Statement has been revised to remove reference to “clinical proof” and “trials”, (ii) as noted on page 152 of Amendment No. 1 to the Registration Statement, the tests and surveys were not powered to show statistical significance, had no criteria for enrollment and had no primary endpoint.

Beyond b-silk, page 139

50.	We note your disclosure that “[a]lthough b-silk and its derivatives are [y]our current commercial focus, it is not the only product in [y]our pipeline with commercialization potential.” Please revise to clarify that b-silk is currently your only commercial product and provide further detail regarding what b-silk derivatives you currently produce and sell.

Response: In response to the Staff’s comment, the disclosure on pages 147 and 154 of Amendment No. 1 to the Registration Statement has been revised.

51.	We note your disclosure that you have a portfolio of other materials including Mylo. Please revise to disclose the current stage of development and commercialization of these other materials, including Mylo. Please also expand your disclosure on page 139 relating to the “new b-silk derived products and production strains.”

Response: In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

Intellectual Property, page 140

52.	We note your disclosure on page 140 regarding Bolt Thread’s intellectual property. Please revise your discussion here to disclose all of your material issued or pending patents, owned or licensed. For each material patent or patent application, please also disclose:

●	the specific product or technology each patent relates to;

●	the type of patent protection;

●	the expiration dates;

●	and applicable material jurisdictions, including any foreign jurisdiction.

Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 155 to 156 of Amendment No. 1 to the Registration Statement has been revised.

Competition, page 141

53.	We note your disclosure on page 141 that certain of your key competitors are significantly larger and have greater financial resources. Please revise to identify your key competitors and disclose whether any of your competitors have also developed and/or commercialized alternatives to silicone elastomers in the beauty and personal care market that are also biodegradable.

Response: In response to the Staff’s comment, the disclosure on page 156 of Amendment No. 1 to the Registration Statement has been revised.

Government Regulation, page 141

54.	We note your disclosure that the labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other laws and regulations, including regulations of the FDA. We also note that certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. Please disclose whether b-silk is subject to pre-approval by the FDA and whether it is in compliance with applicable regulations.

Response: In response to the Staff’s comment, the disclosure on page 157 of Amendment No. 1 to the Registration Statement has been revised.

Employees and Human Capital Resources, page 142

55.	Please revise to discuss the location of Bolt Thread’s headquarters or place of business, as well as the material terms of any leases. If applicable, please file each lease agreement as an exhibit or provide us with an analysis supporting a determiantion that you are not required to file them as exhibits. Refer to Item 601(10)(ii)(D) of Regulation S-K.

Response: The company acknowledges the Staff’s comment and respectfully advises the staff that the company does not have a corporate headquarters and operates on a remote basis.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

Bolt Threads Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 155

56.	We note revenues significantly increased for the nine-months ended September 30, 2023, to $2 million compared to $0.2 million for the 2022 comparative period. Please provide a more detailed explanation as to what led to your primary customer base to significantly increase their purchases and whether this trend is expected to continue. In this regard, we note your disclosure on page 156 that you temporarily suspended your sales and marketing efforts during 2023 yet your revenues increased significantly.

Response: In response to the Staff’s comment, the disclosure on page 172 of Amendment No. 1 to the Registration Statement has been revised.

57.	Please expand your analysis of research and development expense for each period presented to disclose the costs incurred for each of your key research and development projects/ products. If you do not track your research and development costs by product/project, disclose this fact and explain why you do not maintain and evaluate research and development costs by product/project. Further, provide other quantitative or qualitative disclosure that provides more transparency about the activities driving these expenses. In this regard, we note that you already sell the b-silk product and that you were beginning production for the Mylo product.

Response: In response to the Staff’s comment, the disclosure on page 173 of Amendment No. 1 to the Registration Statement has been revised.

Report of Independent Registered Public Accounting Firm, page F- 49

58.	Please request Elliott Davis, PLLC to revise its report to comply with the requirement in paragraph .09.c. of AS 3101. In this regard, the report notes that the audits were conducted in accordance with the auditing standards of the PCAOB rather than the standards of the PCAOB.

Response: In response to the Staff’s comment, the disclosure on page F-28 of Amendment No. 1 to the Registration Statement has been revised.

6. Share-Based Lease Termination Liability, page F-98

59.	You indicate on pages F-100 and 162 that your valuation specialist determined the fair value of your common stock and discount rate. To the extent you relied upon the third- party valuation specialist acting as an expert as defined under Section 11(a) of the Securities Act of 1933, please disclose the name of the specialist and include the expert’s consent pursuant to Securities Act Rule 436(b) of Regulation C. If you conclude the valuation specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify. Refer to Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

Response: In response to the Staff’s comment, the disclosure on pages F-48, F-52 and F-53 of Amendment No. 1 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

April 23, 2024

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Timothy Babich – Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.